FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending March 05, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




              GlaxoSmithKline plc Non-Executive Directors' details


Further to the announcement of Dr Stephanie Burns' appointment to the Board of GlaxoSmithKline plc, the following details are provided in accordance with the requirements of the Financial Services Authority's Listing Rules.

Dr Burns has not been a director of a publicly quoted company during the past five years.

Dr Burns has interests in 44 Ordinary Shares and 95 Ordinary Share ADRs of GlaxoSmithKline plc. These interests were acquired prior to Dr Burns taking up her appointment to the Board of GlaxoSmithKline plc.

Paragraph 9.6.13 R (2) to (6) Financial Services Authority's Listing Rules

Dr Burns has no details to disclose in respect of paragraph 9.6.13 R (2) to (6) of the Financial Services Authority's Listing Rules.


S M Bicknell
Company Secretary
5 March 2007

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: March 05, 2007                                      By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc